Exhibit 2

Fourth Quarter Results 2024

Stock Listing Information

NYSE (ADS)

Ticker: CX

Mexican Stock Exchange (CPO)

Ticker: CEMEX.CPO

Ratio of CEMEXCPO to CX = 10:1

Investor Relations

In the United States:

+ 1 877 7CX NYSE

In Mexico:

+ 52 (81) 8888 4327

E-Mail: ir@cemex.com

Fourth Quarter Results 2024 1550 On The Green, Houston, United States Photo credit: Skanska Stock Listing Information Investor Relations NYSE (ADS) In the United States: Ticker: CX + 1 877 7CX NYSE Mexican Stock Exchange (CPO) In Mexico: Ticker: CEMEX.CPO + 52 (81) 8888 4327 Ratio of CEMEXCPO to CX = 10:1 E-Mail: ir@cemex.com

Operating and financial highlights

		January - December			Fourth Quarter
				l-t-l				l-t-l
	2024	2023	% var	% var	2024	2023	% var	% var
Consolidated volumes
Domestic gray cement	44,264	45,222	(2%)		10,793	11,076	(3%)
Ready-mix	44,011	46,843	(6%)		11,114	10,742	3%
Aggregates	135,979	138,839	(2%)		33,433	33,699	(1%)

Sales	16,200	16,554	(2%)	(1%)	3,811	4,027	(5%)	0%
Gross profit	5,439	5,575	(2%)	(1%)	1,224	1,372	(11%)	(4%)
as % of Sales	33.6%	33.7%	(0.1pp )		32.1%	34.1%	(2.0pp )
Operating earnings before other income and expenses, net	1,828	1,959	(7%)	(5%)	374	405	(8%)	0%
as % of Sales	11.3%	11.8%	(0.5pp )		9.8%	10.1%	(0.3pp )
SG&A expenses as % of Sales (before depreciation)	9.5%	9.3%	0.2pp		9.6%	10.9%	(1.3pp )
Controlling interest net income (loss)	939	182	415%		48	(441)	N/A
Operating EBITDA	3,079	3,150	(2%)	(1%)	681	705	(3%)	3%
as % of Sales	19.0%	19.0%	0.0pp		17.9%	17.5%	0.4pp

Free cash flow after maintenance capital expenditures	870	1208	(28%)		676	511	32%
Free cash flow	378	788	(52%)		512	403	27%

Total debt	6,700	7,486	(10%)		6,700	7,486	(10%)
Earnings (loss) of continuing operations per ADS	0.61	0.07	788%		0.16	(0.31)	N/A
Fully diluted earnings (loss) of continuing operations per ADS	0.61	0.07	788%		0.16	(0.31)	N/A
Average ADSs outstanding (1)	1,469	1,470	(0%)		1,471	1,469	0%
Employees	44,494	44,674	(0%)		44,494	44,674	(0%)

(1)	For purposes of this report, Average ADSs outstanding equals the total number of Series A shares and Series B shares outstanding as if they were all held in ADS form.

Cement and aggregates volumes in thousands of metric tons. Ready-mix volumes in thousands of cubic meters.

In millions of U.S. dollars, except volumes, percentages, employees, and per-ADS amounts. Average ADSs outstanding are presented in millions.

Consolidated net sales in 2024 reached US$16.2 billion, a decrease of -1% on a like-to-like basis, while remaining flat in fourth quarter on a like-to-like basis. Higher prices were offset by lower volumes in our markets.

Cost of sales, as a percentage of Net Sales, increased by 0.1pp to 66.4% in 2024, and was 2.0pp higher in the fourth quarter versus the same period last year, driven by higher fixed costs, along with a decrease in Sales. However, we continued to experience energy tailwinds, particularly in fuels for cement production.

Operating expenses, as a percentage of Net Sales, increased by 0.4pp to 22.3% in 2024, and were -1.7pp lower in the fourth quarter compared with the same period last year. Improvement in the fourth quarter is mainly attributed to reduced freight in our Mexican operations.

Operating EBITDA in 2024 reached US$3,079 million, decreasing 1% on a like-to-like basis. With prices more than offsetting costs in the quarter, slight decline in Operating EBITDA was attributable to volumes dynamics. During the fourth quarter, Operating EBITDA increased 3% on a like-to-like basis, driven by higher prices, stabilizing volumes in most markets and a favorable fuel cost environment.

Operating EBITDA margin in 2024 remained flat at 19.0% and was +0.4pp higher in the fourth quarter, with all regions experiencing a margin expansion.

Controlling interest net income reached US$939 million in 2024, a record level in our recent history and an increase of 415% on a year-over-year basis, driven by a lower effective tax rate and gains from asset divestments.

2024 Fourth Quarter Results	Page 2

Operating results

Mexico

	January - December				Fourth Quarter
	2024	2023	% var	l-t-l % var	2024	2023	% var	l-t-l % var
Sales	4,881	5,060	(4%)	1%	1,050	1,305	(20%)	(6%)
Operating EBITDA	1,475	1,488	(1%)	3%	283	346	(18%)	(4%)
Operating EBITDA margin	30.2%	29.4%	0.8pp		26.9%	26.5%	0.4pp

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January - December	Fourth Quarter	January - December	Fourth Quarter	January - December	Fourth Quarter
Volume	(1%)	(7%)	0%	1%	(0%)	(5%)
Price (USD)	(1%)	(12%)	2%	(10%)	(2%)	(19%)
Price (local currency)	3%	3%	7%	5%	3%	(6%)

In our Mexican operations, despite a challenging volume backdrop in the second half of 2024, 2024 Operating EBITDA increased 3% on a like-to-like basis with a margin improvement of 0.8pp. The depreciation of the Mexican peso resulted in an Operating EBITDA effect of $52 million in 2024 results, as our dynamic FX hedging strategy continues to mitigate impact on our leverage.

Volume demand in Mexico had two speeds in 2024, first growing 6% in the first half and then declining 7% in the second half post-election. In fourth quarter, we continued to see year-over-year volume deceleration aligned with third quarter behavior in cement and an outperformance in ready-mix. Ready-mix volume growth remains supported by the formal sector in the northeast and central regions in Mexico.

Similar to 2024, we expect 2025 to be a story of two distinct halves, with a tough volume comparison base and FX headwinds in the first half of the year. Over the medium term, we are optimistic about Mexico’s growth prospects, as the new government’s agenda is supportive of housing and infrastructure spending.

United States

	January - December				Fourth Quarter
	2024	2023	% var	l-t-l % var	2024	2023	% var	l-t-l % var
Sales	5,194	5,338	(3%)	(3%)	1,233	1,269	(3%)	(3%)
Operating EBITDA	1,031	1,040	(1%)	(1%)	238	239	(0%)	(0%)
Operating EBITDA margin	19.8%	19.5%	0.3pp		19.3%	18.8%	0.5pp

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January - December	Fourth Quarter	January - December	Fourth Quarter	January - December	Fourth Quarter
Volume	(6%)	(3%)	(10%)	(3%)	(1%)	(7%)
Price (USD)	2%	(0%)	5%	1%	3%	5%
Price (local currency)	2%	(0%)	5%	1%	3%	5%

In the United States, Operating EBITDA in 2024 declined 1% year-over-year due to extreme weather events with four major hurricanes and a deep freeze in Texas. We estimate these events were responsible for an Operating EBITDA impact of ~$38 million in 2024. Adjusting for these weather events, Operating EBITDA would have increased 3% in the full year.

The resilience of the business to lower volumes was impressive, with Operating EBITDA margin expanding, driven by cost optimization efforts, lower fuel prices and lower imports.

2024 Fourth Quarter Results	Page 3

Operating results

We anticipate improved conditions in 2025, supported by underlying demand for infrastructure, as transportation projects under the Infrastructure, Investment and Jobs Act continue to roll out, and the industrial sector, with significant investments in manufacturing projects.

Europe, Middle East, and Africa

	January - December				Fourth Quarter
	2024	2023	% var	l-t-l % var	2024	2023	% var	l-t-l % var
Sales	4,631	4,748	(2%)	(2%)	1,155	1,097	5%	8%
Operating EBITDA	637	668	(5%)	(3%)	177	130	37%	43%
Operating EBITDA margin	13.8%	14.1%	(0.3pp )		15.4%	11.8%	3.6pp

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January - December	Fourth Quarter	January - December	Fourth Quarter	January - December	Fourth Quarter
Volume	0%	4%	(6%)	10%	(4%)	8%
Price (USD)	(0%)	(1%)	(1%)	(3%)	1%	(1%)
Price (local currency) (*)	2%	6%	(1%)	(2%)	1%	(1%)

In EMEA, the recovery trend continued in the fourth quarter, with our operations in Europe marking the second consecutive quarter of Operating EBITDA growth, on a year-over-year basis, with improved cement volumes in all of our markets. For the full region, Operating EBITDA in the fourth quarter grew by +43% on a like-to-like basis, with a margin expansion of 3.6pp. This was driven by volumes, operational leverage, as well as one-off adjustment in our UK operations.

Prices for our three core products for the full year more than offset decelerating cost inflation, particularly in energy.

On Climate Action, our operations in Europe continue delivering record levels of decarbonization and are now very close to reaching both the European Cement Association’s and Cemex’s consolidated 2030 CO2 emissions target. In Middle East & Africa, Operating EBITDA improved due to better pricing dynamics in Egypt and increased construction activity in Israel.

For 2025, we expect continued EMEA volume recovery, driven by Europe’s improved construction activity.

(*)	Calculated on a volume-weighted-average basis at constant foreign exchange rates.

2024 Fourth Quarter Results	Page 4

Operating results

South, Central America and the Caribbean

	January - December				Fourth Quarter
	2024	2023	% var	l-t-l % var	2024	2023	% var	l-t-l % var
Sales	1,244	1,225	2%	0%	297	310	(4%)	0%
Operating EBITDA	234	229	2%	2%	57	58	(2%)	2%
Operating EBITDA margin	18.8%	18.7%	0.1pp		19.2%	18.9%	0.3pp

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January - December	Fourth Quarter	January - December	Fourth Quarter	January - December	Fourth Quarter
Volume	(2%)	(2%)	(5%)	(2%)	(3%)	(2%)
Price (USD)	5%	(1%)	14%	(0%)	5%	(7%)
Price (local currency) (*)	4%	3%	11%	9%	3%	1%

In South, Central America and the Caribbean, Operating EBITDA increased by 2%, on a like-to-like basis, both for 2024 and 4Q24, compared to the prior year. Higher Operating EBITDA margins were driven by positive pricing dynamics.

The formal sector continues driving demand with large infrastructure projects such as the Bogotá Metro, in which Cemex was awarded more than 80% of total volumes, and the fourth bridge over the Canal in Panama.

Our Urbanization Solutions business is expanding rapidly in the region, posting record Operating EBITDA growth of 36% in 2024, with a margin expansion of 5.3pp.

(*)	Calculated on a volume-weighted-average basis at constant foreign-exchange rates.

2024 Fourth Quarter Results	Page 5

Operating results

Operating EBITDA and free cash flow

	January - December			Fourth Quarter
	2024	2023	% var	2024	2023	% var
Operating earnings before other income and expenses, net	1,828	1,959	(7%)	374	405	(8%)
+ Depreciation and operating amortization	1,251	1,190		306	300

Operating EBITDA	3,079	3,150	(2%)	681	705	(3%)
- Net financial expense	593	584		137	147
- Maintenance capital expenditures	1,016	967		463	389
- Change in working capital	(215)	26		(630)	(390)
- Taxes paid	872	501		60	44
- Other cash items (net)	64	17		(6)	36
- Free cash flow discontinued operations	(121)	(154)		(18)	(32)

Free cash flow after maintenance capital expenditures	870	1,208	(28%)	676	511	32%
- Strategic capital expenditures	492	420		164	108

Free cash flow	378	788	(52%)	512	403	27%

In millions of U.S. dollars, except percentages.

Free Cash Flow after Maintenance Capex totaled US$870 million in 2024. After adjusting for the extraordinary payment of the Spanish tax fine, this is the highest Free Cash Flow after Maintenance Capex since 2017.

During the quarter, FCF benefited from a significant turnaround in working capital, which resulted in a $215 million dollar divestment for the full year. This improvement is the result of targeted management actions to increase the efficiency of our assets across the organization.

During the year, Free Cash Flow after Strategic Capex plus net proceeds from asset divestments were used to reduce Net debt by US$1,026 million, and for other expenses including payment of coupons on our subordinated notes, capitalized IT expenses, acquisitions such as the JV with Couch Aggregates in the U.S. and Cemex’s dividend payments, among others.

Information on debt

	Fourth Quarter			Third Quarter		Fourth Quarter
	2024	2023	% var	2024		2024	2023
Total debt (1)	6,700	7,486	(10%)	7,512	Currency denomination
Short-term	7%	3%		5%	U.S. dollar	77%	74%
Long-term	93%	97%		95%	Euro	15%	16%
Cash and cash equivalents	864	624	38%	422	Mexican peso	5%	5%

Net debt	5,836	6,862	(15%)	7,090	Other	3%	5%

Consolidated net debt (2)	5,802	6,888		7,191	Interest rate (3)
Consolidated leverage ratio (2)	1.81	2.06		2.22	Fixed	74%	70%
Consolidated coverage ratio (2)	7.26	7.91		7.28	Variable	26%	30%

In millions of U.S. dollars, except percentages and ratios.

(1)	Includes leases, in accordance with International Financial Reporting Standards (IFRS).
(2)	Calculated in accordance with our contractual obligations under our main bank debt agreements
(3)	Includes the effect of our interest rate derivatives, as applicable.

The consolidated leverage ratio stood at 1.81 times as of the end of 2024, 0.4x lower than 3Q24, driven primarily by net proceeds from asset divestments, FX hedging strategy and Free Cash Flow.

2024 Fourth Quarter Results	Page 6

Operating results

Consolidated Statement of Operations & Statement of Financial Position

Cemex, S.A.B. de C.V. and Subsidiaries

(Thousands of U.S. dollars, except per ADS amounts)

	January - December				Fourth Quarter
				like-to-like				like-to-like
STATEMENT OF OPERATIONS	2024	2023	% var	% var	2024	2023	% var	% var
Sales	16,200,230	16,554,435	(2%)	(1%)	3,811,403	4,026,676	(5%)	0%
Cost of sales	(10,761,137)	(10,979,020)	2%		(2,587,368)	(2,654,353)	3%

Gross profit	5,439,093	5,575,415	(2%)	(1%)	1,224,035	1,372,322	(11%)	(4%)
Operating expenses	(3,611,146)	(3,615,928)	0%		(849,776)	(967,614)	12%

Operating earnings before other income and expenses, net	1,827,947	1,959,487	(7%)	(5%)	374,259	404,708	(8%)	0%
Other expenses, net	(7,267)	(211,389)	97%		18,026	(121,362)	N/A

Operating earnings	1,820,680	1,748,098	4%		392,285	283,346	38%
Financial expense	(555,468)	(538,277)	(3%)		(125,888)	(132,918)	5%
Other financial income (expense), net	(377,366)	16,002	N/A		(104,629)	40,120	N/A
Financial income	37,503	37,093	1%		11,042	12,336	(10%)
Results from financial instruments, net	32,169	(58,337)	N/A		43,901	(5,780)	N/A
Foreign exchange results	(353,441)	129,662	N/A		(135,348)	59,113	N/A
Effects of net present value on assets and liabilities and others, net	(93,597)	(92,417)	(1%)		(24,224)	(25,548)	5%
Equity in gain (loss) of associates	92,568	97,629	(5%)		24,317	31,483	(23%)

Income (loss) before income tax	980,414	1,323,451	(26%)		186,085	222,031	(16%)
Income tax	(67,039)	(1,204,424)	94%		54,788	(671,167)	N/A

Profit (loss) of continuing operations	913,375	119,027	667%		240,873	(449,135)	N/A
Discontinued operations	46,830	81,643	(43%)		(187,325)	8,385	N/A

Consolidated net income (loss)	960,205	200,670	379%		53,547	(440,750)	N/A
Non-controlling interest net income (loss)	21,395	18,506	16%		5,238	250	1992%

Controlling interest net income (loss)	938,810	182,163	415%		48,309	(441,000)	N/A

Operating EBITDA	3,078,940	3,149,500	(2%)	(1%)	680,734	705,122	(3%)	3%
Earnings (loss) of continued operations per ADS	0.61	0.07	788%		0.16	(0.31)	N/A
Earnings (loss) of discontinued operations per ADS	0.03	0.06	(43%)		(0.13)	0.01	N/A

	As of December 31
STATEMENT OF FINANCIAL POSITION	2024	2023	% var
Total assets	27,298,867	28,433,399	(4%)
Cash and cash equivalents	863,926	623,933	38%
Trade receivables less allowance for doubtful accounts	1,582,091	1,751,468	(10%)
Other accounts receivable	714,532	649,674	10%
Inventories, net	1,484,927	1,789,303	(17%)
Assets held for sale	265,087	48,825	443%
Other current assets	105,331	142,197	(26%)
Current assets	5,015,894	5,005,400	0%
Property, machinery and equipment, net	11,240,048	12,465,655	(10%)
Other assets	11,042,925	10,962,343	1%

Total liabilities	14,822,090	16,317,466	(9%)
Current liabilities	6,092,987	6,785,733	(10%)
Long-term liabilities	5,340,113	6,202,961	(14%)
Other liabilities	3,388,990	3,328,772	2%

Total stockholder’s equity	12,476,777	12,115,933	3%
Common stock and additional paid-in capital	7,699,108	7,686,469	0%
Other equity reserves	(2,755,268)	(2,334,750)	(18%)
Subordinated notes	1,985,040	1,985,040	0%
Retained earnings	5,246,753	4,427,943	18%
Non-controlling interest	301,144	351,231	(14%)

2024 Fourth Quarter Results	Page 7

Operating results

Operating Summary per Country

In thousands of U.S. dollars

	January - December					Fourth Quarter
				like-to-like				like-to-like
Sales	2024	2023	% var	% var	2024	2023	% var	% var
Mexico	4,881,483	5,060,105	(4%)	1%	1,050,054	1,305,016	(20%)	(6%)
U.S.A.	5,193,941	5,337,668	(3%)	(3%)	1,233,321	1,268,722	(3%)	(3%)
Europe, Middle East and Africa	4,630,955	4,747,667	(2%)	(2%)	1,154,664	1,096,955	5%	8%
Europe	3,621,247	3,653,975	(1%)	(2%)	872,358	848,724	3%	4%
Middle East and Africa	1,009,708	1,093,692	(8%)	(2%)	282,306	248,231	14%	22%
South, Central America and the Caribbean	1,244,396	1,224,987	2%	0%	297,363	309,975	(4%)	0%
Others and intercompany eliminations	249,454	184,007	36%	37%	76,001	46,008	65%	66%

TOTAL	16,200,230	16,554,435	(2%)	(1%)	3,811,403	4,026,676	(5%)	0%

GROSS PROFIT
Mexico	2,403,402	2,414,888	(0%)	3%	487,392	617,674	(21%)	(8%)
U.S.A.	1,496,024	1,556,661	(4%)	(4%)	352,841	377,856	(7%)	(7%)
Europe, Middle East and Africa	1,160,762	1,159,551	0%	1%	314,655	255,192	23%	28%
Europe	971,066	956,424	2%	1%	257,351	214,099	20%	21%
Middle East and Africa	189,696	203,126	(7%)	4%	57,304	41,093	39%	64%
South, Central America and the Caribbean	383,864	370,550	4%	2%	93,257	95,550	(2%)	2%
Others and intercompany eliminations	(4,959)	73,765	N/A	N/A	(24,110)	26,051	N/A	N/A

TOTAL	5,439,093	5,575,415	(2%)	(1%)	1,224,035	1,372,322	(11%)	(4%)

OPERATING EARNINGS BEFORE OTHER EXPENSES, NET
Mexico	1,268,329	1,267,027	0%	4%	234,150	288,904	(19%)	(4%)
U.S.A.	516,897	557,080	(7%)	(7%)	116,260	118,171	(2%)	(2%)
Europe, Middle East and Africa	330,431	372,864	(11%)	(9%)	100,588	55,973	80%	93%
Europe	250,857	288,430	(13%)	(14%)	73,348	44,700	64%	63%
Middle East and Africa	79,573	84,434	(6%)	11%	27,240	11,273	142%	209%
South, Central America and the Caribbean	154,401	155,562	(1%)	(1%)	37,771	40,392	(6%)	(3%)
Others and intercompany eliminations	(442,110)	(393,046)	(12%)	(18%)	(114,510)	(98,732)	(16%)	(35%)

TOTAL	1,827,947	1,959,487	(7%)	(5%)	374,259	404,708	(8%)	0%

2024 Fourth Quarter Results	Page 8

Operating results

Operating Summary per Country

Operating EBITDA in thousands of U.S. dollars. Operating EBITDA margin as a percentage of sales.

	January - December				Fourth Quarter
				like-to-like				like-to-like
OPERATING EBITDA	2024	2023	% var	% var	2024	2023	% var	% var
Mexico	1,475,454	1,488,365	(1%)	3%	282,509	346,119	(18%)	(4%)
U.S.A.	1,030,655	1,040,094	(1%)	(1%)	238,280	238,726	(0%)	(0%)
Europe, Middle East and Africa	637,221	668,487	(5%)	(3%)	177,245	129,637	37%	43%
Europe	508,957	533,648	(5%)	(6%)	135,932	105,115	29%	30%
Middle East and Africa	128,264	134,839	(5%)	7%	41,313	24,522	68%	102%
South, Central America and the Caribbean	233,798	228,665	2%	2%	57,232	58,479	(2%)	2%
Others and intercompany eliminations	(298,188)	(276,110)	(8%)	(16%)	(74,533)	(67,838)	(10%)	(37%)

TOTAL	3,078,940	3,149,500	(2%)	(1%)	680,734	705,122	(3%)	3%

OPERATING EBITDA MARGIN
Mexico	30.2%	29.4%			26.9%	26.5%
U.S.A.	19.8%	19.5%			19.3%	18.8%
Europe, Middle East and Africa	13.8%	14.1%			15.4%	11.8%
Europe	14.1%	14.6%			15.6%	12.4%
Middle East and Africa	12.7%	12.3%			14.6%	9.9%
South, Central America and the Caribbean	18.8%	18.7%			19.2%	18.9%

TOTAL	19.0%	19.0%			17.9%	17.5%

2024 Fourth Quarter Results	Page 9

Operating results

Volume Summary

Cement and aggregates: Thousands of metric tons.

Ready-mix: Thousands of cubic meters.

	January - December			Fourth Quarter
	2024	2023	% var	2024	2023	% var
Consolidated cement volume (1)	52,267	52,806	(1%)	13,110	12,654	4%
Consolidated ready-mix volume	44,011	46,843	(6%)	11,114	10,742	3%
Consolidated aggregates volume (2)	135,979	138,839	(2%)	33,433	33,699	(1%)

Per-country volume summary

	January - December	Fourth Quarter	Fourth Quarter 2024
DOMESTIC GRAY CEMENT VOLUME	2024 vs. 2023	2024 vs. 2023	vs. Third Quarter 2024
Mexico	(1%)	(7%)	(0%)
U.S.A.	(6%)	(3%)	(8%)
Europe, Middle East and Africa	0%	4%	(7%)
Europe	(0%)	7%	(9%)
Middle East and Africa	1%	(4%)	(0%)
South, Central America and the Caribbean	(2%)	(2%)	(1%)
READY-MIX VOLUME
Mexico	0%	1%	(2%)
U.S.A.	(10%)	(3%)	(6%)
Europe, Middle East and Africa	(6%)	10%	(2%)
Europe	(6%)	(1%)	(4%)
Middle East and Africa	(7%)	29%	2%
South, Central America and the Caribbean	(5%)	(2%)	(3%)
AGGREGATES VOLUME
Mexico	(0%)	(5%)	(2%)
U.S.A.	(1%)	(7%)	(10%)
Europe, Middle East and Africa	(4%)	8%	(5%)
Europe	(4%)	6%	(4%)
Middle East and Africa	(3%)	15%	(7%)
South, Central America and the Caribbean	(3%)	(2%)	2%

(1)	Consolidated cement volume includes domestic and export volume of gray cement, white cement, special cement, mortar, and clinker.
(2)	Consolidated aggregates volumes include aggregates from our marine business in the United Kingdom.

2024 Fourth Quarter Results	Page 10

Operating results

Price Summary

Variation in U.S. dollars

	January - December	Fourth Quarter	Fourth Quarter 2024 vs.
DOMESTIC GRAY CEMENT PRICE	2024 vs. 2023	2024 vs. 2023	Third Quarter 2024
Mexico	(1%)	(12%)	(6%)
U.S.A.	2%	(0%)	0%
Europe, Middle East and Africa (*)	(0%)	(1%)	(5%)
Europe (*)	2%	(1%)	(5%)
Middle East and Africa (*)	(12%)	(14%)	12%
South, Central America and the Caribbean (*)	5%	(1%)	(3%)
READY-MIX PRICE
Mexico	2%	(10%)	(5%)
U.S.A.	5%	1%	(0%)
Europe, Middle East and Africa (*)	(1%)	(3%)	(3%)
Europe (*)	(1%)	(2%)	(3%)
Middle East and Africa (*)	(1%)	3%	(1%)
South, Central America and the Caribbean (*)	14%	(0%)	(5%)
AGGREGATES PRICE
Mexico	(2%)	(19%)	(5%)
U.S.A.	3%	5%	2%
Europe, Middle East and Africa (*)	1%	(1%)	(5%)
Europe (*)	2%	(1%)	(6%)
Middle East and Africa (*)	(2%)	3%	(3%)
South, Central America and the Caribbean (*)	5%	(7%)	(11%)

(*)	Price variation in U.S. dollars calculated on a volume-weighted-average basis; price variation in local currency calculated on a volume-weighted-average basis at constant foreign-exchange rates.

2024 Fourth Quarter Results	Page 11

Operating results

Variation in Local Currency

	January - December	Fourth Quarter	Fourth Quarter 2024 vs.
DOMESTIC GRAY CEMENT PRICE	2024 vs. 2023	2024 vs. 2023	Third Quarter 2024
Mexico	3%	3%	(1%)
U.S.A.	2%	(0%)	0%
Europe, Middle East and Africa (*)	2%	6%	(2%)
Europe (*)	0%	(0%)	(2%)
Middle East and Africa (*)	20%	30%	15%
South, Central America and the Caribbean (*)	4%	3%	(0%)
READY-MIX PRICE
Mexico	7%	5%	0%
U.S.A.	5%	1%	(0%)
Europe, Middle East and Africa (*)	(1%)	(2%)	(1%)
Europe (*)	(1%)	(1%)	0%
Middle East and Africa (*)	(1%)	1%	(1%)
South, Central America and the Caribbean (*)	11%	9%	0%
AGGREGATES PRICE
Mexico	3%	(6%)	1%
U.S.A.	3%	5%	2%
Europe, Middle East and Africa (*)	1%	(1%)	(3%)
Europe (*)	1%	(1%)	(3%)
Middle East and Africa (*)	(2%)	0%	(4%)
South, Central America and the Caribbean (*)	3%	1%	(7%)

(*)	Price variation in U.S. dollars calculated on a volume-weighted-average basis; price variation in local currency calculated on a volume-weighted-average basis at constant foreign-exchange rates.

2024 Fourth Quarter Results	Page 12

Other Information

Operating expenses

The following table shows the breakdown of operating expenses for the period presented.

	January-December			Fourth Quarter
In thousands of US dollars	2024	2023	% var	2024	2023	% var
General and administrative expenses	1,162,868	1,193,743	-3%	265,623	341,258	-22%
Selling expenses	383,779	348,859	10%	98,654	97,890	1%
Distribution and logistics expenses	1,837,698	1,868,578	-2%	425,675	474,470	-10%
Operating expenses before depreciation	3,384,346	3,411,180	-1%	789,952	913,617	-14%
Depreciation in operating expenses	226,800	204,748	11%	59,824	53,997	11%
Operating expenses	3,611,146	3,615,928	0%	849,776	967,614	-12%

As % of Net Sales
General and administrative expenses	7.2%	7.2%	7.0%	8.5%
SG&A expenses	9.5%	9.3%	9.6%	10.9%

Equity-related information

As of December 31, 2023, based on our latest 20-F annual report, the number of outstanding CPO-equivalents was 14,490,870,243. See Cemex’s reports furnished to or filed with the U.S. Securities and Exchange Commission for information, if any, regarding repurchases of securities and other developments that may have caused a change in the number of CPO-equivalents outstanding after December 31, 2023. For the three-month period ended December 31, 2024, no CPOs were repurchased by Cemex.

One Cemex ADS represents ten Cemex CPOs. One Cemex CPO represents two Series A shares and one Series B share.

For purposes of this report, outstanding CPO-equivalents equal the total number of Series A and B shares outstanding as if they were all held in CPO form, less CPOs held by Cemex and its subsidiaries, which as of December 31, 2023, were 20,541,277. Starting 2024, employees receive restricted ADRs instead of restricted CPOs. Restricted ADRs allocated to eligible employees as variable compensation are not included in the outstanding CPO-equivalents.

Derivative instruments

The following table shows the notional amount for each type of derivative instrument and the aggregate fair market value for all of Cemex’s derivative instruments as of the last day of each quarter presented.

	Fourth Quarter				Third Quarter
	2024		2023		2024
In millions of US dollars	Notional amount	Fair value	Notional amount	Fair value	Notional amount	Fair value
Exchange rate derivatives (1)	1,363	104	1,276	(84)	940	82
Interest rate swaps (2)	1,257	(86)	1,085	53	1,408	(51)
Fuel derivatives (3)	357	6	232	5	374	3

	2,977	24	2,593	(26)	2,722	34

1)

The exchange rate derivatives are used to manage currency exposures arising from regular operations, net investment hedge and forecasted transactions. As of December 31, 2024, the derivatives related to net investment hedge represent a notional amount of US$713 million.

2)	Interest-rate swap derivatives related to bank loans, include an interest rate and exchange rate swap derivative with a notional amount of US$658 million.
3)

Cemex’s derivative financial instruments portfolio includes swaps and financial options. These derivative instruments are mainly used to hedge the market price risk of certain fuels associated with certain Cemex operations, such as transportation and production. In addition, there are call spreads on Brent oil and derivatives thereof, designed to economically mitigate the exposure related to the cost of fuel implicit in distribution expenses.

Under IFRS, companies are required to recognize the fair value of all derivative financial instruments on the balance sheet as financial assets or liabilities, with changes in such fair market values recorded in the income statement, except when transactions are entered into for cash-flow-hedging purposes, in such cases, changes in the fair market value of the related derivative instruments are recognized temporarily in equity and subsequently reclassified into earnings as the effects of the underlying are recognized in the income statement. Moreover, in transactions related to net investment hedges, changes in fair market value are recorded directly in equity as part of the currency translation effect and are reclassified to the income statement only in the case of a disposal of the net investment. As of December 31, 2024, in connection with its derivatives portfolio’s fair market value recognition, Cemex recognized a change in mark to market as compared to 3Q24 resulting in a financial asset of US$24 million.

2024 Fourth Quarter Results	Page 13

Other Information

Discontinued operations

On December 2, 2024, considering separate agreements with each counterparty and the satisfaction of closing conditions, including the approval by the Philippine Competition Commission and the fulfillment of other requirements by the purchasers to the shareholders of Cemex Holdings Philippines (“CHP”), including the non-controlling interest owned by third parties in CHP, Cemex concluded the sale of its operations and assets in the Philippines to DACON Corporation, DMCI Holdings, Inc. and Semirara Mining & Power Corporation, for a total consideration related to Cemex’s controlling interest of US$798 million including the sale of minority investments and debt assumed by the purchaser. The assets sold consisted of 2 cement plants, 18 land distribution centers and 6 marine distribution terminals. For the periods from January 1 to December 2, 2024 and the year ended December 31, 2023, Cemex’s operations in the Philippines are reported in Cemex’s income statements, net of income tax, in the single line item “Discontinued operations,” including in 2024 a loss on sale of $119 million, net of the reclassification of foreign currency translation effects accrued in equity until the date of loss of control and goodwill write off of US$79 million.

On September 10, 2024, Cemex sold its operations in Guatemala to Holcim Group, for a total consideration of US$212 million. The divested assets mainly consist of one grinding mill with an installed capacity of around 0.6 million metric tons per year, three ready-mix plants and five distribution centers. For the periods from January 1 to September 10, 2024 and the year ended December 31, 2023, Cemex’s operations in Guatemala are reported in the income statements, net of income tax, in the single line item “Discontinued operations,” including in 2024 a gain on sale of $164 million, net of the reclassification of foreign currency translation effects accrued in equity until the date of loss of control.

On August 5, Cemex announced an agreement with Cementos Progreso Holdings, S.L. and its strategic partners, through a subsidiary, for the sale of its operations in the Dominican Republic, for a total consideration of approximately US$950 million. The assets for divestment mainly consist of one cement plant in the Dominican Republic with two integrated production lines and related cement, concrete, aggregates and marine terminal assets. As of December 31, 2024, Cemex’s assets and liabilities in the Dominican Republic are presented in the line items “Assets held for sale” for $229 million and “Liabilities related to assets held for sale” for $91 million, respectively. For the years ended December 31, 2024 and 2023, Cemex’s operations in the Dominican Republic are reported in Cemex’s income statements, net of income tax, in the single line item “Discontinued operations.”

The following table presents condensed combined information of the income statements for the years ended December 31, 2024 and 2023, for Cemex’s discontinued operations related to Guatemala, the Dominican Republic and the Philippines:

INCOME STATEMENTS	Jan - Dec		Fourth Quarter
(Millions of U.S. dollars)	2024	2023	2024	2023
Sales	737	833	135	189
Cost of sales, operating expenses, other expenses, and gain on sale, net	(590)	(730)	(237)	(178)
Interest expense, net, and others	9	25	(2)	19

Income (loss) before income tax	156	128	(104)	30

Income tax	(109)	(46)	(83)	(22)

Net result from discontinued operations	47	82	(187)	8

2024 Fourth Quarter Results	Page 14

Definitions of terms and disclosures

Methodology for translation, consolidation, and presentation of results

Under IFRS, Cemex translates the financial statements of foreign subsidiaries using exchange rates at the reporting date for the balance sheet and the exchange rates at the end of each month for the income statement.

Breakdown of regions and subregions

The South, Central America and the Caribbean region includes Cemex’s operations in Bahamas, Colombia, Guyana, Haiti, Jamaica, Trinidad & Tobago, Barbados, Nicaragua, Panama, Peru, and Puerto Rico, as well as trading operations in the Caribbean region.

The EMEA region includes Europe, Middle East and Africa.

Europe subregion includes operations in Spain, Croatia, the Czech Republic, France, Germany, Poland, and the United Kingdom.

Middle East and Africa subregion includes operations in United Arab Emirates, Egypt, and Israel.

Definition of terms

Free cash flow Cemex defines it as Operating EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation and coupon payments on our subordinated notes with no fixed maturity).

l-t-l (like to like) on a like-to-like basis adjusting for currency fluctuations and for investments/divestments when applicable.

Maintenance capital expenditures equal investments incurred for the purpose of ensuring the company’s operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies.

Net debt equals total debt (debt plus financial leases) minus cash and cash equivalents.

Sales, when referring to reportable segment sales, revenues are presented before eliminations of intragroup transactions. When referring to Consolidated Sales, these represent the total revenues (Net Sales) of the company as reported in the financial statements.

Operating EBITDA, or EBITDA equals operating earnings before other income and expenses, net, plus depreciation and amortization.

Operating EBITDA margin, or EBITDA margin, is calculated by dividing our “Operating EBITDA” by our sales.

pp equals percentage points.

Prices all references to pricing initiatives, price increases or decreases, refer to our prices for our products and services.

SG&A expenses equal selling and administrative expenses

Strategic capital expenditures equal investments incurred with the purpose of increasing the company’s profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs.

Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables.

% var percentage variation

Earnings per ADS

Please refer to page 2 for the number of average ADSs outstanding used for the calculation of earnings per ADS.

According to the IAS 33 Earnings per share, the weighted-average number of common shares outstanding is determined considering the number of days during the accounting period in which the shares have been outstanding, including shares derived from corporate events that have modified the stockholder’s equity structure during the period, such as increases in the number of shares by a public offering and the distribution of shares from stock dividends or recapitalizations of retained earnings and the potential diluted shares (Stock options, Restricted Stock Options and Mandatory Convertible Shares). The shares issued because of share dividends, recapitalizations and potential diluted shares are considered as issued at the beginning of the period.

Exchange rates	January - December		Fourth Quarter		Fourth Quarter
	2024 Average	2023 Average	2024 Average	2023 Average	2024 End of period	2023 End of period
Mexican peso	18.55	17.63	20.42	17.47	20.83	16.97
Euro	0.9265	0.9227	0.9439	0.9198	0.9654	0.9059
British pound	0.7819	0.8019	0.7850	0.7982	0.7988	0.7852

Amounts provided in units of local currency per U.S. dollar.

2024 Fourth Quarter Results	Page 15

Disclaimer

Except as the context otherwise may require, references in this report to “Cemex,” “we,” “us,” or “our,” refer to Cemex, S.A.B. de C.V. (NYSE: CX) and its consolidated entities. The information included in this report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. We intend these forward-looking statements to be covered by the “safe harbor” provisions for forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements and information are necessarily subject to risks, uncertainties, and assumptions, including but not limited to statements related to Cemex’s plans, objectives, and expectations (financial or otherwise), and typically can be identified by the use of words such as “will,” “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential,” “target,” “goal,” “strategy,” “intend,” “aimed,” or other forward-looking words. These forward-looking statements reflect, as of the date such forward-looking statements are made, unless otherwise indicated, our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events. Although we believe that our expectations are reasonable, we can give no assurance that these expectations will prove to be correct, and actual results may vary materially from historical results or those anticipated by forward-looking statements due to various factors. Among others, such risks, uncertainties, assumptions, and other important factors that could cause results to differ, or that otherwise could have an impact on us, include those discussed in Cemex’s most recent annual report and those detailed from time to time in Cemex’s other filings with the Securities and Exchange Commission and the Mexican Stock Exchange (Bolsa Mexicana de Valores), which factors are incorporated herein by reference, including, but not limited to: changes in general economic, political and social conditions, including new governments and decisions implemented by such new governments, elections, changes in inflation, interest and foreign exchange rates, employment levels, population growth, any slowdown in the flow of remittances into countries where we have operations, consumer confidence and the liquidity of the financial and capital markets in Mexico, the U.S., the European Union, the UK or other countries in which we operate; the cyclical activity of the construction sector and reduced construction activity in our end markets; our exposure to sectors that impact our and our clients’ businesses, particularly those operating in the commercial and residential construction sectors, and the infrastructure and energy sectors; volatility in pension plan asset values and liabilities, which may require cash contributions to the pension plans; changes in spending levels for residential and commercial construction; the availability of short-term credit lines or working capital facilities, which can assist us in connection with market cycles; any impact of not maintaining investment grade debt rating on our cost of capital and on the cost of the products and services we purchase; availability of raw materials and related fluctuating prices of raw materials, as well as of goods and services in general, in particular increases in prices as a result of inflation; our ability to maintain and expand our distribution network and maintain favorable relationships with third parties who supply us with equipment and essential suppliers; competition in the markets in which we offer our products and services; the impact of environmental cleanup costs and other remedial actions, and other environmental, climate and related liabilities relating to existing and/or divested businesses, assets and/or operations; our ability to secure and permit aggregates reserves in strategically located areas; the timing and amount of federal, state, and local funding for infrastructure; changes in our effective tax rate; our ability to comply and implement technologies and other initiatives that aim to reduce and/or capture CO2 emissions in jurisdictions with carbon regulations in place or in the countries in which we operate; the legal and regulatory environment, including environmental, energy, tax, antitrust, sanctions, export controls, human rights and labor welfare, and acquisition-related rules and regulations; the effects of currency fluctuations on our results of operations and financial conditions; our ability to satisfy our obligations under our debt agreements, the indentures that govern our outstanding notes and our other debt instruments and financial obligations, including our subordinated notes with no fixed maturity; adverse legal or regulatory proceedings or disputes, such as class actions or enforcement or other proceedings brought by any third-parties, government and regulatory agencies; our ability to protect our reputation; our ability to consummate asset sales or consummate asset sales in terms favorable to Cemex, fully integrate newly acquired businesses, achieve cost savings from our cost-reduction initiatives, implement our pricing and commercial initiatives for our products, and generally meet our business strategy’s goals; the increasing reliance on information technology infrastructure for our sales, invoicing, procurement, financial statements, and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties, or is subjected to invasion, disruption, or damage caused by circumstances beyond our control, including cyber-attacks, catastrophic events, power outages, natural disasters, computer system or network failures, or other security breaches; the effects of climate change, in particular reflected in weather conditions, including but not limited to excessive rain and snow, shortage of usable water, and natural disasters, such as earthquakes and floods, that could affect our facilities or the markets in which we offer our products and services or from where we source our raw materials; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the United States-Mexico-Canada Agreement; availability and cost of trucks, railcars, barges, and ships, as well as their licensed operators and drivers, for transport of our materials and that are a part of our supply chain; labor shortages and constraints; our ability to hire, effectively compensate and retain our key personnel and maintain satisfactory labor relations; our ability to detect and prevent money laundering, terrorism financing and corruption, as well as other illegal activities; terrorist and organized criminal activities, social unrest, as well as geopolitical events, such as hostilities, war, and armed conflicts, including the current war between Russia and Ukraine, conflicts in the Middle East, and any insecurity and hostilities in Mexico related to illegal activities or organized crime and any actions any government takes to prevent these illegal activities and organized crime; the impact of pandemics, epidemics, or outbreaks of infectious diseases and the response of governments and other third parties, which could adversely affect, among other matters, the ability of our operating facilities to operate at full or any capacity, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as the availability of, and demand for, our products and services; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products and services; the depth and duration of an economic slowdown or recession, instability in the business landscape and lack of availability of credit; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; natural disasters and other unforeseen events (including global health hazards such as COVID-19); and our ability to implement our “Future in Action” climate action program and achieve our sustainability goals and objectives.

Many factors could cause Cemex’s expectations, expected results, and/or projections expressed in this report not being reached and/or not producing the expected benefits and/or results, as any such benefits or results are subject to uncertainties, costs, performance, and rate of success and/or implementation of technologies, some of which are not yet proven, among other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from historical results, performance, or achievements and/or results, performance or achievements expressly or implicitly anticipated by the forward-looking statements, or otherwise could have an impact on us or our consolidated entities. Forward-looking statements should not be considered guarantees of future performance, nor the results or developments are indicative of results or developments in subsequent periods. Actual results of Cemex’s operations and the development of market conditions in which Cemex operates, or other circumstances that may materialize, may differ materially from those described in, or suggested by, the forward-looking statements contained herein. Any

2024 Fourth Quarter Results	Page 16

Disclaimer

or all of Cemex’s forward-looking statements may turn out to be inaccurate and the factors identified above are not exhaustive. Accordingly, undue reliance on forward-looking statements should not be placed, as such forward-looking statements speak only as of the dates on which they are made. The forward-looking statements and the information contained in this report are made and stated as of the dates specified in this report and are subject to change without notice, and except to the extent legally required, we expressly disclaim any obligation or undertaking to update or correct the information contained in this report or revise any forward-looking statements in this report, whether to reflect new information, the occurrence of anticipated or unanticipated future events or circumstances, any change in our expectations regarding those forward-looking statements, any change in events, conditions, or circumstances on which any such statement is based, or otherwise. Readers should review future reports filed or furnished by us with the U.S. Securities and Exchange Commission and the Mexican Stock Exchange (Bolsa Mexicana de Valores). Market data used in this report not attributed to a specific source are estimates of Cemex and have not been independently verified. Certain financial and statistical information contained in this report is subject to rounding adjustments. Accordingly, any discrepancies between the totals and the sums of the amounts listed are due to rounding. Unless otherwise specified, all references to records are internal records.

This report includes certain non-International Financial Reporting Standards (“IFRS”) financial measures that differ from financial information presented by Cemex in accordance with IFRS in its financial statements and reports containing financial information. The aforementioned non-IFRS financial measures include “Operating EBITDA” (operating earnings before other expenses, net plus depreciation and amortization) and “Operating EBITDA Margin”. The closest IFRS financial measure to Operating EBITDA is “Operating earnings before other expenses, net”, as Operating EBITDA adds depreciation and amortization to the IFRS financial measure. Our Operating EBITDA Margin is calculated by dividing our Operating EBITDA for the period by our revenues as reported in our financial statements. We believe there is no close IFRS financial measure to compare Operating EBITDA Margin. These non-IFRS financial measures are designed to complement and should not be considered superior to financial measures calculated in accordance with IFRS. Although Operating EBITDA and Operating EBITDA Margin are not measures of operating performance, an alternative to cash flows or a measure of financial position under IFRS, Operating EBITDA is the financial measure used by Cemex’s management to review operating performance and profitability, for decision-making purposes and to allocate resources. Moreover, our Operating EBITDA is a measure used by Cemex’s creditors to review our ability to internally fund capital expenditures, service or incur debt and comply with financial covenants under our financing agreements. Furthermore, Cemex’s management regularly reviews our Operating EBITDA Margin by reportable segment and on a consolidated basis as a measure of performance and profitability. These non-IFRS financial measures do not have any standardized meaning and are therefore unlikely to be comparable to similarly titled measures presented by other companies. Non-IFRS financial measures presented in the reports, presentations, and documents to be disclosed during Cemex’s fourth quarter 2024 results conference call and audio webcast presentation are being provided for informative purposes only and shall not be construed as investment, financial, or other advice.

Also, this report includes statistical data regarding the production, distribution, marketing and sale of cement, ready-mix concrete, clinker, aggregates, and Urbanization Solutions. Cemex generated some of this data internally, and some was obtained from independent industry publications and reports that Cemex believes to be reliable sources. Cemex has not independently verified this data nor sought the consent of any organizations to refer to their reports in this report. Cemex acts in strict compliance of antitrust laws and as such, among other measures, maintains an independent pricing policy that has been independently developed and its core element is to price Cemex’s products and services based upon their quality and characteristics as well as their value to Cemex’s customers. Cemex does not accept any communications or agreements of any type with competitors regarding the determination of Cemex’s prices for Cemex’s products and services. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to Cemex’s prices for Cemex’s products.

Additionally, the information contained in this report contains references to “green,” “social,” “sustainable,” or equivalent-labelled activities, products, assets, or projects. There is currently no single globally recognized or accepted, consistent, and comparable set of definitions or standards (legal, regulatory, or otherwise) of, nor widespread cross-market consensus i) as to what constitutes, a “green,” “social,” “sustainable” or having equivalent-labelled activity, product, or asset; or ii) as to what precise attributes are required for a particular activity, product, or asset to be defined as “green,” “social,” “sustainable” or such other equivalent label; or iii) as to climate and sustainable funding and financing activities and their classification and reporting. Therefore, there is little certainty, and no assurance or representation is given that such activities and/or reporting of those activities will meet any present or future expectations or requirements for describing or classifying funding and financing activities as “green,” “social,” “sustainable” or attributing similar labels. We expect policies, regulatory requirements, standards, and definitions to be developed and continuously evolve over time.

UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS, BASED ON INTERNATIONAL FINANCIAL REPORTING STANDARDS, AS APPLICABLE

Copyright Cemex, S.A.B. de C.V. and its subsidiaries

2024 Fourth Quarter Results	Page 17